May 20, 2022

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

Washington, DC 20549

Attention: Erin Donahue and/or Sherry Haywood

Re:       GGTOOR, INC.

Amendment No. 1 to Offering Statement on Form 1-A

Filed May 6, 2022

File No. 024-11856

Please find the responses to comments issued by the commission on May 19, 2022. It is the desire of the issuer to request Immediate Qualification if the commission finds the changes to Part I and the Offering Statement acceptable. The Company has been advised by the State of Colorado that they are prepared to register our offering. Mr. Derick Oneil, securities examiner with the state of Colorado confirmed the state has "Cleared for Sale" in Colorado and the Company only need provide him with the date of qualification.

Form 1-AA filed on May 6, 2022

Executive Compensation, page 24

1.      Please revise your disclosure to provide executive compensation disclosure for your last fiscal year, May 31, 2021, including the amount of the bonus.

           Response to Item 1: Update has been made

General

2.      Please check “yes” in Part I, 1-A: Item 4 “Does the issuer intend to price this offering after qualification pursuant to Rule 253(b)?

           Response to Item 2: Update has been made

Respectfully Submitted,

John V. Whitman Jr.

CEO/President/Chairman